

07006999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington West Capital Markets (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 King St. W. Suite 700 Toronto, ON M5H 1J8
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas K. Wu 416-640-4889
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300 Commerce Court West, Toronto, ON M5L 1G2 Canada
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas K. Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington West Capital Markets (USA) Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President & CFO

Title

Notary Public STUART ENGLISH

May 17, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	FOCUS REPORT

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part II Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: WELLINGTON WEST CAPITAL MARKET [0013]

SEC File Number: 8- 66744 [0014]

Address of Principal Place of Business: 145 KING STREET WEST, SUITE 70 [0020]

TORONTO, ONTARIO [0021] [0022] M5H 1J8 [0023]

Firm ID: 133617 [0015]

For Period Beginning 01/01/2007 [0024] And Ending 03/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Thomas K. Wu [0030] Phone: (416) 640-4889 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]


SECTION

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	822,175 [0200]		822,175 [0750]
2.	Cash segregated in compliance with federal and other regulations	[0210]		0 [0760]
3.	Receivable from brokers or dealers and clearing organizations:			
	A. **Failed to deliver:**			
	1. **Includable in "Formula for Reserve Requirements"**	[0220]		
	2. **Other**	[0230]		0 [0770]
	B. **Securities borrowed:**			
	1. **Includable in "Formula for Reserve Requirements"**	[0240]		
	2. **Other**	[0250]		0 [0780]
	C. **Omnibus accounts:**			
	1. **Includable in "Formula for Reserve Requirements"**	[0260]		
	2. **Other**	[0270]		0 [0790]
	D. **Clearing Organizations:**			
	1. **Includable in "Formula for Reserve Requirements"**	[0280]		
	2. **Other**	[0290]		0 [0800]
	E. **Other**	[0300]	135,544 [0550]	135,544 [0810]
4.	Receivables from customers:			
	A. **Securities accounts:**			
	1. **Cash and fully secured accounts:**	139,077 [0310]		
	2. **Partly secured accounts**	[0320]	[0560]	
	3. **Unsecured accounts**		[0570]	
	B. **Commodity accounts**	[0330]	[0580]	
	C. **Allowance for doubtful accounts**	[0335]	[0590]	139,077 [0820]
5.	Receivables from non-customers:			

	A. **Cash and fully secured accounts**		[0340]		
	B. **Partly secured and unsecured accounts**		[0350]	[0600]	0 [0830]
6.	Securities purchased under agreements to resell		[0360]	[0605]	0 [0840]
7.	Securities and spot commodities owned, at market value:				
	A. **Bankers acceptances, certificates of deposit and commercial paper**		[0370]		
	B. **U.S. and Canadian Government obligations**		[0380]		
	C. **State and municipal government obligations**		[0390]		
	D. **Corporate obligations**		[0400]		
	E. **Stocks and warrants**		[0410]		
	F. **Options**		[0420]		
	G. **Arbitrage**		[0422]		
	H. **Other securities**		[0424]		
	I. **Spot commodities**		[0430]		
	J. **Total inventory - includes encumbered securities of $**	[0120]			0 [0850]
8.	Securities owned not readily marketable:				
	A. **At cost**	[0130]			
	B. **At estimated fair value**		[0440]	[0610]	0 [0860]
9.	Other investments not readily marketable:				
	A. **At cost**	[0140]			
	B. **At estimated fair value**		[0450]	[0620]	0 [0870]
10.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
	A. **Exempted securities**				

	[0150]			
B. Other	[0160]	[0460]	[0630]	0 [0880]
11. Secured demand notes - market value of collateral:				
A. **Exempted securities**	[0170]			
B. **Other**	[0180]	[0470]	[0640]	0 [0890]
12. Memberships in exchanges:				
A. **Owned, at market value**	[0190]			
B. **Owned, at cost**			[0650]	
C. **Contributed for use of company, at market value**			[0660]	0 [0900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	18,680 [0670]	18,680 [0910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[0490]	[0680]	0 [0920]
15. Other Assets:				
A. **Dividends and interest receivables**		[0500]	[0690]	
B. **Free shipments**		[0510]	[0700]	
C. **Loans and advances**		[0520]	[0710]	
D. **Miscellaneous**		[0530]	[0720]	
E. **Collateral accepted under SFAS 140**		[0536]		
F. **SPE Assets**		[0537]		0 [0930]
16. **TOTAL ASSETS**		961,252 [0540]	154,224 [0740]	1,115,476 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	[1030]	[1240]	0 [1460]
B. Other	[1040]	[1250]	0 [1470]
18. Securities sold under repurchase agreements		[1260]	0 [1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	0 [1490]
2. Other	[1060]	[1280]	0 [1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		0 [1510]
2. Other	[1080]	[1290]	0 [1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		0 [1530]
2. Other	[1095]	[1300]	0 [1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		0 [1550]
2. Other	[1105]	[1310]	0 [1560]
E. Other:	[1110]	[1320]	0 [1570]
20. Payable to customers:			
A. Securities accounts including free credits of [0950]	139,077 [1120]		139,077 [1580]
B. Commodities acccounts	[1130]	[1330]	0 [1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	0 [1600]
B. Commodities accounts	[1150]	[1350]	0 [1610]

22. Securities sold not yet purchased at market value including arbitrage of	[0960]		[1360]	0 [1620]
23. Accounts payable and accrued liabilities and expenses:				
A. Drafts payable		[1160]		0 [1630]
B. Accounts payable		31,178 [1170]		31,178 [1640]
C. Income taxes payable		6,358 [1180]		6,358 [1650]
D. Deferred income taxes			[1370]	0 [1660]
E. Accrued expenses and other liabilities		169,000 [1190]		169,000 [1670]
F. Other		[1200]	[1380]	0 [1680]
G. Obligation to return securities			[1386]	0 [1686]
H. SPE Liabilities			[1387]	0 [1687]
24. Notes and mortgages payable:				
A. Unsecured		[1210]		0 [1690]
B. Secured		[1211]	[1390]	0 [1700]
25. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings			250,000 [1400]	250,000 [1710]
1. from outsiders	**[0970]**			
2. Includes equity subordination (15c3-1 (d)) of	**[0980]**			
B. Securities borrowings, at market value:			[1410]	0 [1720]
from outsiders	**[0990]**			
C. Pursuant to secured demand note collateral agreements			[1420]	0 [1730]
1. from outsiders	**[1000]**			
2. Includes equity subordination (15c3-1 (d)) of	**[1010]**			
D. Exchange memberships contributed for use of company at market			[1430]	0 [1740]

	value			
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
26.	TOTAL LIABILITIES:	345,613 [1230]	250,000 [1450]	595,613 [1760]

Ownership Equity

			Total
27.	Sole proprietorship		[1770]
28.	Partnership-limited partners	[1020]	[1780]
29.	Corporation		
	A. Preferred stock		[1791]
	B. Common stock		500,001 [1792]
	C. Additional paid-in capital		[1793]
	D. Retained earnings		19,862 [1794]
	E. Total		519,863 [1795]
	F. Less capital stock in treasury		[1796]
30.	TOTAL OWNERSHIP EQUITY:		519,863 [1800]
31.	TOTAL LIABILITIES AND OWNERSHIP EQUITY:		1,115,476 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2007 [3932] Period Ending 03/31/2007 [3933] Number of months 3 [3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		369,909 [3935]
b.	**Commissions on transactions in exchange listed equity securities executed over-the-counter**		[3937]
c.	**Commissions on listed options transactions**		[3938]
d.	**All other securities commissions**		[3939]
e.	**Total securities commissions**		369,909 [3940]
2.	Gains or losses on firm securities trading accounts:		
a.	**From market making in over-the-counter equity securities**		[3941]
i.	**Includes gains or (losses) OTC market making in exchange listed equity securities**	[3943]	
b.	**From trading in debt securities**		[3944]
c.	**From market making in options on a national securities exchange**		[3945]
d.	**From all other trading**		[3949]
e.	**Total gains or (losses)**		0 [3950]
3.	Gains or losses on firm securities investment accounts		
a.	**Includes realized gains (losses)**	[4235]	
b.	**Includes unrealized gains (losses)**	[4236]	
c.	**Total realized and unrealized gains (losses)**		0 [3952]
4.	Profits or (losses) from underwriting and selling groups		[3955]
a.	**Includes underwriting income from corporate equity securities**	[4237]	
5.	Margin interest		[3960]
6.	Revenue from sale of investment company shares		[3970]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Revenue from research services		[3980]
9.	Commodities revenue		[3990]
10.	Other revenue related to securities business		[3985]
11.	Other revenue		8,307 [3995]
12.	Total revenue		378,216 [4030]

EXPENSES

13.	Registered representatives' compensation		169,000 [4110]
14.	Clerical and administrative employees' expenses		[4040]
15.	Salaries and other employment costs for general partners, and voting stockholder officers		[4120]
a.	**Includes interest credited to General and Limited Partners capital accounts**	[4130]	
16.	Floor brokerage paid to certain brokers (see definition)		[4055]
17.	Commissions and clearance paid to all other brokers (see definition)		[4145]
18.	Clearance paid to non-brokers (see definition)		5,561 [4135]
19.	Communications		[4060]
20.	Occupancy and equipment costs		8,997 [4080]
21.	Promotional costs		[4150]
22.	Interest expense		1,959 [4075]
a.	**Includes Interest on accounts subject to subordination agreements**	[4070]	
23.	Losses in error account and bad debts		[4170]
24.	Data processing costs (including service bureau service charges)		[4186]
25.	Non-recurring charges		[4190]
26.	Regulatory fees and expenses		150 [4195]
27.	Other expenses		234,656 [4100]
28.	Total expenses		420,323 [4200]

NET INCOME

29.	Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		-42,107 [4210]
30.	Provision for Federal income taxes (for parent only)		-30,188 [4220]
31.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	**After Federal income taxes of**	[4238]	
32.	Extraordinary gains (losses)		[4224]
a.	**After Federal income taxes of**	[4239]	
33.	Cumulative effect of changes in accounting principles		[4225]
34.	Net income (loss) after Federal income taxes and extraordinary items		-11,919 [4230]

MONTHLY INCOME

35.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		31,532 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B — [4586]

   A. **Number of items** — [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D — [4588]

   A. **Number of items** — [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 — Yes (selected) [4584] No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		[4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]	
3.	Monies payable against customers' securities loaned (see Note C)		[4360]	
4.	Customers' securities failed to receive (see Note D)		[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]	
7.	**Market value of short security count differences over 30 calendar days old		[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		[4420]	
10.	Other (List)			
		[4425A]	[4425B]	
		[4425C]	[4425D]	
		[4425E]	[4425F]	
			0 [4425]	
11.	TOTAL CREDITS			0 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		[4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days		[4460]	
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		[4465]	
16.	Other (List)			
		[4469A]	[4469B]	
		[4469C]	[4469D]	
		[4469E]	[4469F]	
			0 [4469]	
17.	**Aggregate debit items			0 [4470]
18.	**less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			

		[4471]
19.	**TOTAL 15c3-3 DEBITS	0 [4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)		[4490]
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		[4510]
24.	Amount on deposit (or withdrawal) including value of qualified securities	[4515]	[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	[4525]	0 [4530]
26.	Date of deposit (MM/DD/YYYY)		[4540]

FREQUENCY OF COMPUTATION

Daily ○ [4332] Weekly ○ [4333] Monthly ○ [4334] N/A ●

** **In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)		[2110]	
2.	Monies borrowed collateralized by securities carried for PAIB (See Note 1)		[2120]	
3.	Monies payable against PAIB securities loaned (see Note 2)		[2130]	
4.	PAIB securities failed to receive		[2140]	
5.	Credit balances in firm accounts which are attibutable to principal sales to PAIB		[2150]	
6.	Other (List) (See Notes 4,5 and 6)			
		[2160A]	[2160B]	
		[2160C]	[2160D]	
		[2160E]	[2160F]	
			0 [2160]	
7.	TOTAL PAIB CREDITS			0 [2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection		[2180]	
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]	
10.	Failed to deliver of PAIB securities not older than 30 calendar days		[2200]	
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts (See Notes 3,4,5 and 6)		[2210]	
12.	Other (List)			
		[2220A]	[2220B]	
		[2220C]	[2220D]	
		[2220E]	[2220F]	
			0 [2220]	
13.	TOTAL PAIB DEBITS			0 [2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 7)	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	[2250]
16.	Excess debits in customer reserve formula computation	[2260]
17.	PAIB Reserve Requirement (line 15 less line 16)	0 [2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including	[2280]

value of qualified securities, at end of reporting period ______ [2275]

19. Amount of deposit (or withdrawal) including ______ [2290]

value of qualified securities ______ [2285]

20. New amount in Reserve Bank Account(s) after adding deposit or subtracting ______ [2300]

value of qualified securities ______ [2295]

21. Date of deposit (MM/DD/YYYY) ______ [2310]

FREQUENCY OF COMPUTATION

Weekly ○ [2320] Monthly ○ [2330] N/A ◉

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			519,863 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			519,863 [3500]
4.	Add:			
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**			250,000 [3520]
B.	**Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			769,863 [3530]
6.	Deductions and/or charges:			
A.	**Total non-allowable assets from Statement of Financial Condition (Note B and C)**		154,224 [3540]	
1.	**Additional charges for customers' and non-customers' security accounts**		[3550]	
2.	**Additional charges for customers' and non-customers' commodity accounts**		[3560]	
B.	**Aged fail-to-deliver**		[3570]	
1.	**Number of items**	2 [3450]		
C.	**Aged short security differences-less**			
	reserve of	[3460]	[3580]	
	number of items	[3470]		
D.	**Secured demand note deficiency**		[3590]	
E.	**Commodity futures contracts and spot commodities proprietary capital charges**		[3600]	
F.	**Other deductions and/or charges**		[3610]	
G.	**Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).**		[3615]	
H.	**Total deductions and/or charges**			-154,224 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]

8.	Net capital before haircuts on securities positions		615,639 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commerical paper	[3680]	
	2. U.S. and Canadian government obligations	[3690]	
	3. State and municipal government obligations	[3700]	
	4. Corporate obligations	[3710]	
	5. Stocks and warrants	[3720]	
	6. Options	[3730]	
	7. Arbitrage	[3732]	
	8. Other securities	[3734]	
	D. Undue Concentration	[3650]	
	E. Other (List)		
	Foreign Currency [3736A]	1,749 [3736B]	
	Fidelity Bond Deductible [3736C]	31,300 [3736D]	
	[3736E]	[3736F]	
		33,049 [3736]	-33,049 [3740]
10.	Net Capital		582,590 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	23,040 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	482,590 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	548,028 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial	345,613

Condition [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

0 [3820]	0 [3830]

18. Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) [3838]

19. Total aggregate indebtedness 345,613 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 59 [3850]

21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880) % 59 [3853]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 32 [3860]

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital % [3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital

   A. **Partnership Capital:**

1. **General Partners**	[4700]
2. **Limited**	[4710]
3. **Undistributed Profits**	[4720]
4. **Other**	0 [4730]

Description	Amount
[4730A]	[4730B]
[4730C]	[4730D]
[4730E]	[4730F]

5. **Sole Proprietorship**	[4735]

   B. **Corporation Capital:**

1. **Common Stock**	[4740]
2. **Preferred Stock**	[4750]
3. **Retained Earnings (Dividends and Other)**	[4760]
4. **Other (describe below)**	0 [4770]

Description	Amount
[4770A]	[4770B]
[4770C]	[4770D]
[4770E]	[4770F]

2. Subordinated Liabilities

A. **Secured Demand Notes**	[4780]
B. **Cash Subordinations**	[4790]
C. **Debentures**	[4800]
D. **Other**	0 [4810]

Description	Amount
[4810A]	[4810B]
[4810C]	[4810D]
[4810E]	[4810F]

3. Other Anticipated Withdrawals

A. **Bonuses**	[4820]

B. Voluntary Contributions to Pension or Profit Sharing Plans [4860]

C. Other 0 [4870]

Description	Amount
[4870A]	[4870B]
[4870C]	[4870D]
[4870E]	[4870F]

Total 0 [4880]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		531,782 [4240]
A.	**Net income (loss)**		-11,919 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		519,863 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	250,000 [4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	250,000 [4330]

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Customers' Regulated Commodity Futures Accounts

Segregation Requirements

1.	Net ledger balance:		
	A.	**Cash**	[7010]
	B.	**Securities (at market)**	[7020]
2.	Net unrealized profit (loss) in open futures cantracts traded on a contract market:		[7030]
3.	Exchange traded options:		
	A.	**Add: Market Value of open option contracts purchased on a contract market**	[7032]
	B.	**Deduct: Market Value of open option contracts granted (sold) on a contract market**	[7033]
4.	Net equity (deficit) (total of 1, 2 and 3)		0 [7040]
5.	Add accounts liquidating to a deficit and accounts with debit balances with no open trades		[7050]
6.	Amount required to be segregated (total of 4 and 5)		0 [7060]

Funds On Deposit In Segregation

7.	Deposited in segregated funds bank accounts:		
	A.	**Cash**	[7070]
	B.	**Securities representing investments of customers' funds (at market)**	[7080]
	C.	**Securities held for particular customer or option customers in lieu of cash (at market)**	[7090]
8.	Margins on deposit with clearing organizations of contract markets:		
	A.	**Cash**	[7100]
	B.	**Securities representing investments of customers' funds (at market)**	[7110]
	C.	**Securities held for particular customer or option customers in lieu of cash (at market)**	[7120]
9.	Settlement due from (to) clearing organizations of contract markets		[7130]
10.	Exchange traded options:		
	A.	**Add: Unrealized receivables for option contracts purchased on contract markets**	[7132]
	B.	**Deduct: Unrealized obligations for option contracts granted (sold) on contract markets**	[7133]
11.	Net Equities with other FCMs		[7140]
12.	Segregated funds on hand:		
	A.	**Cash**	[7150]
	B.	**Securities representing investments of customers' funds (at market)**	[7160]
	C.	**Securities held for particular customer or option customers in lieu of cash (at market)**	[7170]
13.	Total amount in segregation (total of 7 through 12)		0 [7180]
14.	Excess (incufficiency) funds in segregation (13 minus 6)		0 [7190]

FINANCIAL AND OPERATIONAL DATA

		Valuation	Number
1.	Month end total number of stock record breaks unresolved over three business days		
	A breaks long	0 [4890]	0 [4900]
	B breaks short	0 [4910]	0 [4920]

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calender quarter? Yes (•) [4930] No ( ) [4940]

		Number
3.	Personnel employed at end of reporting period	
	A Income producing personnel	10 [4950]
	B Non-income producing personnel (all other)	5 [4960]
	C Total	15 [4970]
4.	Actual number of tickets executed during current month of reporting period	191 [4980]
5.	Number of corrected customer confirmations mailed after settlement date	0 [4990]

		No. of Items	Debit(Short Value)	No. of Items	Credit(Long Value)
6.	Money differences	0 [5000]	0 [5010]	0 [5020]	0 [5030]
7.	Security suspense accounts	0 [5040]	0 [5050]	0 [5060]	0 [5070]
8.	Security difference accounts	0 [5080]	0 [5090]	0 [5100]	0 [5110]
9.	Commodity suspense accounts	0 [5120]	0 [5130]	0 [5140]	0 [5150]
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge - unresolved amounts over 30 calender days	0 [5160]	0 [5170]	0 [5180]	0 [5190]
11.	Bank account reconcilations - unresolved amounts over 30 calender days	0 [5200]	0 [5210]	0 [5220]	0 [5230]
12.	Open transfers over 40 calender days not confirmed	0 [5240]	0 [5250]	0 [5260]	0 [5270]
13.	Transactions in reorganization accounts - over 60 calender days	0 [5280]	0 [5290]	0 [5300]	0 [5310]
14.	Total	0 [5320]	0 [5330]	0 [5340]	0 [5350]

No. of Items	Ledger Amount	Market Value

15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	0 [5360]	0 [5361]	0 [5362]
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	0 [5363]	0 [5364]	0 [5365]
17.	Securities concentrations (See instructions in Part I)			
	A Proprietary positions			0 [5370]
	B Customers accounts under Rule 15c3-3			0 [5374]
18.	Total of personal capital borrowings due within six months			0 [5378]
19.	Maximum haircuts on underwriting commitments during the period			0 [5380]
20.	Planned capital expenditures for business expansion during next six months			0 [5382]
21.	Liabilities of other individuals or organizations guaranteed by respondent			0 [5384]
22.	Lease and rentals payable within one year			0 [5386]
23.	Aggregate lease and rental commitments payable for entire term of lease			
	A Gross			0 [5388]
	B Net			0 [5390]

END